SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the
Securities Exchange Act of 1934

For the month of January 2007

Vannessa Ventures Ltd.
(Translation of registrant's name into English)

000-30462
(Commission File Number)

Suite 220, 1010 – 1st Street SW, Calgary, Alberta, Canada T2R 1K4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]   Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]   No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VANNESSA VENTURES LTD.
(Registrant)

Date: January 11, 2007

By: /s/ Cameron B. Boyer
Name: Cameron B. Boyer
Title: Controller

VANNESSA VENTURES LTD.

Suite 220, 1010 - 1st Street S.W.
Calgary, AB   T2R 1K4
Tel: (403) 444-5191 / Fax: (403) 444-5190

N E W S   R E L E A S E

January 11, 2007   SYMBOL: VVV

SHOREHAM OPTION AGREEMENTS

Calgary - Vannessa Ventures Ltd. (the "Company") – The Company is pleased to announce that it has finalized the terms for an Option Agreement with Shoreham Resources Ltd. of Toronto ("Shoreham") in order to accelerate the exploration and development of the Marudi Mountain and Paint Mountain prospects in Guyana.

Under the terms of the agreement, the Company grants Shoreham the option to earn an initial 50% working interest in the Marudi Mountain Gold project by completing US$2,000,000 in exploration and qualified project management expenditures during a 3 year period. Shoreham may earn a further 25% by completing an additional US$2,000,000 in exploration and development work prior to the fourth anniversary of the Option Agreement. The Company will have the option to retain a 25% interest in the property going forward.

Under Shoreham's direction and supervision, exploration will focus on expanding known gold resources at both the Marudi and Paint Mountain prospects with a view to identifying additional mining opportunities and to provide an NI 43-101 Compliant Resource Report. The Company is of the view that this course of action provides the best opportunity for early expansion, definition and development of the Marudi and Paint Mountain gold resource.

The negotiation of a separate Share Purchase Option Agreement with Shoreham for the sale of 100% of the Company's Potaro assets is near completion.

These transactions afford the Company the opportunity to focus on near term growth through the development of its Crucitas gold mine project in Costa Rica.

John Morgan, President

Vannessa Ventures Ltd.

"The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release."